AllianzGI Convertible & Income Fund Annual Shareholder Meeting Results
August 31, 2013

The Fund held its annual meeting of shareholders on July 17, 2013. Common / Preferred shareholders voted as indicated below:

Convertible & Income:	Affirmative	Withheld Authority
Re-election of Hans W. Kertess—Class I to serve until the annual meeting for the 2016-2017 fiscal year	67,294,154	2,313,042
Re-election of William B. Ogden, IV—Class I to serve until the annual meeting for the 2016-2017 fiscal year	67,311,323	2,295,873
Re-election of Alan Rappaport*—Class I to serve until the annual meeting for the 2016-2017 fiscal year	1,199	1,277

The other members of the Board of Trustees at the time of the meeting, namely Ms. Deborah A. DeCotis and Messrs. Bradford K. Gallagher, James A. Jacobson* and John C. Maney† continue to serve as Trustees.

* Preferred Shares Trustee
† Interested Trustee